Exhibit 99.71

DIGIHOST ANNOUNCES CAD$25 MILLION BROKERED PRIVATE PLACEMENT WITH INSTITUTIONAL INVESTORS

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES/

Toronto, ON – March 11, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has entered into subscription agreements with certain institutional investors, for gross proceeds of approximately CAD$25 million in a private placement of its equity securities, comprised of 9,363,296 common shares of the Company (“Shares”) and warrants to purchase up to 9,363,296 common shares (“Warrants”), at a purchase price of CAD$2.67 per Share and associated Warrant. The Warrants have an exercise price of CAD$3.14 per Share and exercise period of three years from the issuance date. The net proceeds of the private placement will be used by the Company primarily to acquire additional Bitcoin miners, infrastructure expansion, further reduce energy costs and for working capital purposes.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the private placement.

The private placement is expected to close on or about March 16, 2021, subject to the receipt of all required corporate and regulatory approvals including the approval of the TSX Venture Exchange.

No securities were offered or sold to Canadian residents in connection with the private placement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently mining approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as of the date of this news release. “Forward-looking information” in this news release includes information about the Private Placement including closing of the Private Placement and approval of the TSX Venture thereof and the use of net proceeds from the Private Placement, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: market and other conditions, continued effects of the COVID-19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; the availability of electricity at prevailing rates and on a continuous basis; the adequacy and security of custody for coins maintained in inventory; and, other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the pricing of electricity at historical rates; the adequacy and security of custody for coins maintained in inventory; and, there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.